June 5, 2012

VIA EDGAR
Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          Norman Cay Development, Inc.
Form 10-Q/A for the quarter ended January 31, 2012
Filed on May 11, 2012
Form 8-K/A dated January 23, 2012
Filed on May 11, 2012
Response letter dated May 11, 2012
File No. 333-167284

We are responding to comments contained in the Staff letter, dated May 21, 2012, addressed to Dean Huge, Chief Financial Officer of the Company, with respect to the Company’s Form 10-Q/A for the quarter ended January 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2012, Form 8-K/A dated January 23, 2012 filed on May 11, 2012 and response letter dated May 11, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 8-K/A filed May 11, 2012

Item 1. Business

1.	We note your responses to comments 2 and 3 from our letter dated April 4, 2012. Please disclose your responses in the Form 8-K.

Response:

We have included our responses to comment 2 and 3 from our letter dated April 4, 2012 in the Amendment No. 3 to the Form 8-K.

Adom Option Agreement, page 6

2.	Please disclose that Xtra-Gold Exploration Limited paid $15,000 to Adom Mining Ltd. upon entering into the option agreement in October 2005.

Response:

We have disclosed that Xtra-Gold Exploration Limited paid $15,000 to Adom Mining Ltd. upon entering into the option agreement in October 2005 in the Amendment No. 3 to the Form 8-K.

3.
Please disclose that the option agreement was amended on October 19, 2006 to reflect the reduction of the size of the licensed area from 39.65 km2 to 20.60 km2 due to the fact that the Minister reduced the size of the licensed area when it renewed the license in July 2006.  Please file this letter from the Minister as an exhibit and explain why the size of the license area was reduced by almost half.

Response:

The Adom Option Agreement was amended by the parties pursuant to an amending agreement dated October 19, 2006 between Adom and Xtra-Gold.  The amendment was necessitated by the fact that at the time of entry into the option agreement on October 17, 2005 the original license area was 39.65 km2. However, Adom was required by the Mining Law to relinquish fifty percent (50%) of the license area whenever the license becomes due for renewal. Consequently, in Adom’s application through the Minerals Commission to the Minister responsible for Mines for renewal of the license, Adom attached a site plan of the original license area clearly showing part of the license area it wished to retain and the area that it wished to relinquish. The Minerals Commission’s recommendation for renewal of the license and the actual renewal letter dated July 21, 2006 issued by the Minister therefore covered only the 20.60 km2 that Adom had opted to retain. The current mining law Minerals and Mining Act, 2006 (Act703), which came into force on  March 31, 2006, provides that the 50% shed-0ff requirement is subject to retention of a minimum of 25 square kilometers.  As a result, the license area will not be shred off 50% upon future renewal of the License.

We have disclosed in the Amendment No. 3 to the Form 8-K that the option agreement was amended on October 19, 2006 to reflect the reduction of the size of the licensed area from 39.65 km2 to 20.60 km2 due to the fact that the Minister reduced the size of the licensed area when it renewed the license in July 2006. A copy of the Minister’s renewal letter has been filed as an exhibit to the Amendment No. 3 to the Form 8-K.

Option Assignment Agreement, page 7

4.
Please disclose why Xtra Gold Exploration Limited did not apply until April 4, 2012 for formal approval of the assignment of option rights relating to Edum Banso Concession to Discovery Gold Ghana Limited when the Assignment Option Agreement was entered into on August 27, 2011.  Disclose that the letter dated May 4, 2012 was from the Legal Committee of the Minerals Commission and stated only the following:

•	It acknowledged receipt of the application and accompanying documents;
•	It stated that it had reviewed the application “and will make the appropriate recommendation to the Minister;” and
•	It noted that consideration for the transfer of option rights is $10,000 payable immediately to the Minerals Commission.

Disclose, if true, that final approval is conditioned upon consent to the assignment by the Minister and payment by Discovery Gold Ghana of $10,000.  Disclose whether the Minister has approved the assignment of the option and whether Discovery Gold Ghana has paid the $10,000 fee. Discuss whether the assignment of the option rights was legally effective and enforceable prior to receiving approval from the Minister and paying the $10,000 fee.

Response:

Even though the Option Assignment Agreement was dated August 27, 2011, it was signed in counterparts and the last party to sign was Adom. Adom through its Counsel raised some issues concerning its residual rights under the Option Agreement after Xtra-Gold had assigned the Option to Discovery Gold.  The issues raised by Adom were eventually resolved to Adom’s satisfaction through exchange of correspondence and meetings between Adom Counsel and Xtra-Gold Counsel resulting eventually in Adom signing the Agreement in the early part of 2012.

The time lag between the raising of the issues by Adom and their resolution through the involvement of Counsel occasioned the delay in the execution of the Agreement by Adom thereby causing Xtra-Gold’s inability to seek Ghana Government approval of the Option Assignment Agreement until April 4, 2012.

The Minerals Commission letter dated May 4, 2012, signed by the Senior Legal Officer of the Commission, is the official response of the Commission to Xtra-Gold’s application for Government approval of the Option Assignment Agreement as required by Section 14 of the Mining Law.  The Minister responsible for mines is required by the Mining Law to act on the advice of the Commission when exercising his powers and discretions conferred on him under the Mining Law.  Consequently, all applications to the Minister for the exercise of such powers under the Mining Law are lodged with the Minerals Commission which reviews the application and makes the appropriate recommendation to the Minister. The Minerals Commission charges a consideration fee for reviewing and making recommendations to the Minister.  In the case of the Xtra-Gold application dated April 4, 2012 the letter dated May 4, 2012 was the official response of the Commission confirming that the Commission had reviewed the Xtra-Gold application with its supporting documents and would be prepared to recommend the application to the Minister, subject to the payment of a consideration fee of US$10,000 to the Commission.  Discovery Gold, as the assignee of the option rights, has since May 29, 2012 paid the consideration fee of US$10,000 to the Minerals Commission, which will now forward its recommendation to the Minister to grant approval of the assignment of the Option rights from Xtra-Gold to Discovery Gold.  The Minister is required under the Mining Law not to unreasonably withhold such approval or grant such approval on unreasonable terms.  The Minister is also required to grant such approval within thirty (30) days of receipt of the recommendation from the Minerals Commission or give written reasons to the applicant for failing to decide on the application within such period.

Section 14 of the Mining Law of Ghana, which is the applicable statutory provision, states that : “Mineral Right shall not in whole or in part  be transferred, assigned, mortgaged or otherwise encumbered or dealt with in any manner without the prior approval in writing of the Minister, which approval shall not be unreasonably withheld or given subject to unreasonable conditions”.

In the opinion of the Company’s Ghana counsel, the agreement for assignment of option rights which is subject to this statutory provision would not be legally effective and enforceable prior to receiving the ministerial approval.

As regards the US$10,000 fee payment, it is not a prescribed statutory fee but rather an administrative fee which is charged by the Minerals Commission which reviews and recommends applications under the Mining Law to the Minister.

We have made the aforementioned disclosure in the Amendment No. 3 to the Form 8-K.

5.
Furthermore, please clarify the payment and other material terms of the Option Assignment Agreement. In this regard, disclose the payment of $125,000 cash and issuance of a note for $135,000 by Discovery Gold Ghana.  Disclose that the filing of the Option Assignment Agreement with the Government of Ghana was conditioned upon payment of the note.  Clarify that the issuance of 5,000 shares of common stock of Discovery Gold Ghana was intended to represent 5.71% of Norman Cay Development, Inc. upon the acquisition of Discovery Gold Ghana by Norman Cay Development. Disclose the conditions to the effectiveness of the Option Assignment Agreement, including the receipt of all regulatory approvals in Ghana, the U.S.A., and Canada including approval from the Minister of Mines and the TSX Exchange, if applicable. Disclose when all conditions were either met or waived.

Response:

We have disclosed the payment and other material terms of the Option Assignment Agreement in the Amendment No. 3 to the Form 8-K as follows:

On August 27, 2011, DGG entered into an Agreement for Assignment of Option Interest (the “Option Assignment Agreement”), by and among XGEL, Xtra Gold (collectively XGEL and Xtra Gold are referred to hereinafter as “Xtra-Gold Resources”), Adom and DGG, pursuant to which DGG was assigned the exclusive Option, for those mineral rights related to the Property. Pursuant to the terms thereof, Xtra-Gold Resources sold, assigned and transferred 100% of its right, title and interest in to the Option to DGG. Adom agreed to the assignment. In exchange for the Option, Xtra Gold Resources was to receive~~: (i)~~ an aggregate payment of two hundred fifty thousand dollars ($250,000), of which $125,000 was paid in cash upon execution of the Option Assignment Agreement and the remainder $125,000 together with additional expense of $10,000 was issued in the form of a note by DGG, payable in six months from the date of the Option Assignment Agreement. The Option Assignment Agreement shall not be filed with the Government of Ghana until the note is paid in full. ~~and (ii)~~ Additionally, Xtra Gold Resources received  a one-time issuance of DGG’s common stock, representing 5.71% of the issued and outstanding common stock ~~of DGG at the time of the~~ of Norman Cay Development, Inc. upon the acquisition of DGG by Norman Cay Development, Inc.

The Option Assignment Agreement shall become effective upon receipt of all regulatory approvals in Ghana, U.S.A, and Canada including approval from the Minister of Mines and the TSX Exchange if applicable.  Section 6 of the Option Assignment Agreement stipulates the procurement of the ministerial approval as one of the pre-conditions for the completion and effectiveness of the transfer of the option interest to DGG.  The approval of the Minster of mines is the only regulatory approval that is required in Ghana for the effectiveness of the assignment of the option interest. This regulatory approval has been duly applied for and following demand made in its letter dated May 4, 2012, the requisite consideration fee of US$10,000 has been paid by DGG to the Ghana Minerals Commission on 29th May, 2012.  Such ministerial approval should ordinarily be issued by the Minister within thirty days after receipt of the favorable recommendation from the Minerals Commission.

Exhibits

6.	Please file the January 24, 2010 addendum to the option agreement between Xtra Gold Exploration Limited and Adom Mining Company Limited.

Response:

A copy of the addendum to the option agreement between Xtra-Gold and Adom dated January 24, 202 has been filed as an exhibit to the Amendment No. 3 to the Form 8-K.

Form 10-Q/A filed on May 11, 2012

Financial Statements

2.(h) Mineral Property Costs, page 9

7.
It appears from your response to comment 13 of our letter dated April 4, 2012 that you plan to use a cost recovery method to recognize revenue from the sales of your Edum Banso prospecting rights. Please expand your accounting policy disclosure to specify the revenue recognition method you plan to apply to your Edum Banso prospecting rights and explain the rationale for your choice.

Response:

We have included the following revenue recognition method in Note 2 to the Financial Statements in the Amendment No. 2 to the Form 10-Q:

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Once revenue has been generated from the exploration of mining properties, the Company will recognize revenue when an arrangement exists, the product has been delivered, the sales price is fixed or determinable, and collectability is reasonably assured.

3. Acquisition of Discovery Gold Ghana Ltd.

8.	We have considered your response to comment 12 of our letter dated April 4, 2012 along with your responses to comments 1 and 5 of that letter. We note the following:

•	Discovery Gold Ghana Limited (DGGL) was incorporated on April 7, 2011,
•
Discovery Gold Ghana Limited had limited transactions prior to its acquisition by Norman Cay Development, Inc.  These transactions were limited to issuing shares and acquiring the Edum Banso prospecting rights and the option from Xtra-Gold Resources,

•
Norman Cay Development announced on July 14, 2011 that it had signed a letter of intent to acquire DGGL, which held “an exclusive option … with rights to acquire, explore and develop the Edum Banso gold project in the Western Region of Ghana,”

•
The transaction to acquire Adom Mining Ltd.’s  Edum Banso prospecting rights was structured into two transactions (that of August 27, 2011 and of September 2, 2011) because Norman Cay Development, Inc., a Nevada corporation, is not permitted to directly hold a Ghanaian prospecting license and the option,

•	The August 27, 2011 transaction between Xtra-Gold Resources and Discovery
 Gold Ghana Limited (DGGL) transferred the asset in an arm’s-length transaction between willing parties and reflects the then current amount at which the asset could be and was indeed bought and sold,
•
Section 2.2.2 of the of the executed Agreement for Assignment of Option Interest among Xtra-Gold Resources Corp., Discovery Gold Ghana Limited and other parties explicitly contemplates Xtra-Gold Resources receiving a 5.7% interest in Norman Cay Development, Inc. as consideration for transfer and assignment of the Edum Banso prospecting rights and the option, and

•
Management of the registrant views the August 27, 2011 transaction was a “great deal at the right time” for Xtra-Gold Resources, a deal by which Xtra-Gold Resources “obtained future interest in 5.7% of Norman Cay as whole.”

It appears to us therefore that the August 27, 2011 portion of this structured transaction is substantive and reflects that sale and purchase of the asset in question in an arm’s-length transaction between willing parties, with inactive shell company, DGGL, acting as a device and/or nominee for Norman Cay Development. Consequently it appears to us that the consideration transferred (cash and 5.7% equity interest) as contractually contemplated between Xtra-Gold Resources and the registrant together with DGGL best reflects the fair value of the consideration exchanged.  Please advise or revise.

Response:

Norman Cay Development, Inc. (the “Company”) was incorporated in the State of Nevada on April 28, 2010 with an intention to be an authorized retailer of wireless telephones and service plans with initial operation in Michigan or elsewhere in the Midwest. The Company did not intend to engage in any mining activities at the time of incorporation.

Discovery Gold Ghana Limited (“DGG”) was incorporated under the laws of Ghana on April 7, 2011 to engage in acquisition and development of mineral properties in Ghana. While it was difficult for DGG to raise fund in the private sector to explore and develop its mining property, DGG decided to become a public company for access to more funding opportunities. Subsequently, the plan to merge into the Company to become public was brought about through discussion between Donald Ross, the controlling shareholder of DGG and Shelley Guidarelli, the controlling shareholder of the Company and was later executed through a share exchange agreement dated September 2, 2011.

Prior to the acquisition of DGG by the Company, there were no relationship between the Company and DGG. DGG was not formed by the Company for purpose of acquiring the Adom Mining Ltd.’s Edum Banso prospecting rights and DGG and the Company were completely independent of each other. Although Donald Ross and Shelley Guidarelli are longtime friends, the share exchange transaction between DGG and the Company was executed in arm’s length. As such, the Company believes the cash and 17.5 million shares best reflect the fair value of the consideration exchanged.

 In connection with the Company’s response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

NORMAN CAY DEVELOPMENT, INC.

/s/ Dean Huge
By: Dean Huge
Title:  Chief Financial Officer